SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                                SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             RITE AID CORPORATION
                              (Name of issuer)

                       COMMON STOCK, $1.00 PAR VALUE
                       (Title of class of securities)

                                 767754104
                               (CUSIP number)

                            Anthony N. Palizzi, Esq.
                           Executive Vice President
                               Kmart Corporation
                           3100 West Big Beaver Road
                             Troy, Michigan  48084
                                 (810) 643-1000
               (Name, address and telephone number of person authorized to receive notices and communications)

                                with copies to:

                            David J. Friedman, Esq.
                    Skadden, Arps, Slate, Meagher & Flom LLP
                               919 Third Avenue
                           New York, New York 10022
                                 (212) 735-3000

                               DECEMBER 12, 1996
                         (Date of event which requires
                           filing of this statement)

          If the filing person has previously filed a statement on
     Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).


                                SCHEDULE 13D

CUSIP NO. 133255-10-9

 (1)  NAME  OF REPORTING PERSONS
      S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

      Kmart Corporation
      38-0729500

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions)
                                                                (a)  ( )
                                                                (b)  (X)

 (3)  SEC USE ONLY

 (4)  SOURCE OF FUNDS
               N/A

 (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
      REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
                                                                       ( )
 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
      Michigan

                                    (7) SOLE VOTING POWER

                                        6,904,764
                                    (8) SHARED VOTING POWER

   NUMBER OF SHARES BENEFICIALLY        None
   OWNED BY EACH REPORTING PERSON   (9) SOLE DISPOSITIVE POWER
                WITH
                                        6,904,764

                                   (10) SHARED DISPOSITIVE POWER

                                        None

 (11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      6,904,764 Shares

 (12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES (see instructions)                                      ( )

 (13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      5.63%

 (14) TYPE OF REPORTING PERSON (see instructions)

      CO


          Item 1.   Security and Issuer.

                    The class of equity securities to which this
          Schedule 13D relates is the common stock of Rite Aid Corporation, a Delaware corporation ("Rite Aid"), par value $1.00 per share (the "Rite Aid Common Stock"). The principal executive offices of Rite Aid are located at 30 Hunter Lane, Camp Hill, Pennsylvania 17011.

          Item 2.   Identity and Background.

                    This statement is being filed by Kmart
          Corporation, a Michigan corporation ("Kmart"). Kmart is principally engaged in general merchandise retailing through the operation of a chain of discount stores located throughout the United States and abroad. Kmart's principal place of business is located at 3100 West Big Beaver Road, Troy, Michigan 48084.

                    Neither Kmart nor (to Kmart's knowledge) any executive officer, director or controlling person of Kmart
          (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), during the last five years or (b) has been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of same proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                    Kmart may be deemed to beneficially own
          6,904,764 shares, or 5.63% of the outstanding Rite Aid Common Stock. Such stock was acquired by Kmart pursuant to an Agreement and Plan of Merger, dated as of October 13, 1996 (the "Merger Agreement"), by and between Rite Aid and Thrifty Payless Holdings, Inc., a Delaware corporation ("Thrifty"). Pursuant to the Merger Agreement, on December 12, 1996, Thrifty merged with and into Rite Aid (the "Merger") and each of the outstanding shares of common stock of Thrifty (the "Thrifty Common Stock") was converted into the right to receive 0.65 shares of Rite Aid Common Stock.

                    Schedule I attached hereto and incorporated herein by reference sets forth, with respect to each executive officer and director of Kmart, the following information: (a) name; (b) residence or business address; and (c) present principal occupation or employment and the name of any corporation or other organization in which such employment is conducted. Each person listed on
          Schedule I, unless otherwise indicated, is a United States citizen.

          Item 3.   Source and Amount of Funds or Other
                    Consideration.

                    Kmart acquired the Rite Aid Common Stock pursuant to the Merger as described more fully in Item 2 above.

          Item 4.   Purpose of Transaction.

                    Kmart acquired the Rite Aid Common Stock in connection with the Merger as described in Item 2 above.

                    Kmart holds the Rite Aid Common Stock as an investment. Depending on market and other conditions, Kmart intends to consider disposing from time to time, in the open market or in privately negotiated transactions, of some or all of the Rite Aid Common Stock acquired in the Merger. In anticipation of a possible disposition of the Rite Aid Common Stock, Kmart has requested that Rite Aid register with the SEC all of the Rite Aid Common Stock owned by it. Such request is discussed more fully in Item 6 below. Kmart's ability to acquire additional shares of Rite Aid Common Stock is restricted, as more fully described in Item 6 below.

                    Other than as described above, Kmart has no present plans or proposals which relate to or would result in any transaction, change or event specified in clauses
          (a) through (j) of Item 4 of Schedule 13D.

          Item 5.   Interest in Securities of the Issuer.

                    The aggregate amount of Rite Aid Common Stock beneficially owned by Kmart to which this Schedule 13D relates is 6,904,764 shares, representing in the aggregate 5.63% of the 122,604,120 shares of Rite Aid Common Stock estimated by Kmart to be outstanding following the Merger. The number estimated to be outstanding was derived from the 83,928,120 shares of Rite Aid Common Stock reported in the Joint Proxy Statement of Rite Aid and Thrifty, dated November 12, 1996, to be outstanding as of November 12, 1996 and the approximately 38,676,000 shares of Rite Aid Common Stock issued in the Merger as reported in the Joint Proxy Statement.

                    Kmart has the sole power to vote and dispose of the Rite Aid Common Stock owned by it, subject to certain limitations contained in the Stockholder Agreement and the Pledge Agreement (as defined in Item 6) and discussed more fully in Item 6 below.

                    Other than Kmart's receipt of shares in the Merger, as discussed above, no other transactions relating to the Rite Aid Common Stock have been effected by Kmart during the sixty days preceding this filing.

                    To the knowledge of Kmart, none of its
          respective officers and directors beneficially owns any Rite Aid Common Stock, except for certain shares which may be held in discretionary accounts and over which such officers and directors do not have investment power.

          Item 6.   Contracts, Arrangements, Understandings or
                    Relationships with Respect to Securities of the Issuer.

                    Under the terms of the Stockholder Agreement, Kmart has agreed to certain limitations on its right to vote and dispose of the Rite Aid Common Stock owned or held by it and on its right to acquire additional Rite Aid Common Stock.

                    Pursuant to Subsection 4(a) of the Stockholder Agreement, Kmart has agreed to vote or consent (or cause to be voted or consented), for a period of four years following the consummation of the Merger, all Rite Aid Common Stock (howsoever acquired) then held of record or beneficially owned by it, in accordance with the recommendation of Rite Aid's Board of Directors. Such obligation is to be exercised subject to certain rights granted to other parties under the Trust Agreement, dated as of June 17, 1996, among Kmart, its Subsidiaries party thereto (collectively, the "Obligers"), and First Trust of New York, N.A. and Ward A. Spooner (together, the "Trustees") and certain related documents, including the Securities Pledge Agreement, dated as of June 17, 1996, among certain of the Obligors, including Kmart (the "Pledgors") and the Trustees (such Trust Agreement, such Securities Pledge Agreement and such related documents together, the "Pledge Agreement"). Under the Pledge Agreement, the Pledgors pledged to the Trustees a security interest in a number of securities (the "Pledged Securities"), including the Rite Aid Common Stock, in order to secure the payment to the Trustees of certain obligations. The Pledge Agreement generally provides that, as long as no acceleration provisions have been activated, the Pledgors have the right to receive distributions in respect of the Pledged Securities and to vote such securities, except that no vote can be cast, nor any consent, waiver or ratification given or action taken which would materially impair the value of such Pledged Securities or be otherwise inconsistent with, or violative of, the provisions of the Pledge Agreement.

                    Pursuant to Subsection 4(c) of the Stockholder Agreement and unless otherwise requested by Rite Aid, Kmart has agreed, for a period of four years beginning October 13, 1996, to refrain from, and to cause its affiliates to refrain from, (i) entering into any business combination, acquisition or other such transaction relating to Rite Aid or its subsidiaries, (ii) entering into any restructuring, recapitalization or similar transaction with respect to Rite Aid or any of its subsidiaries, or (iii) making any demand, request or proposal to amend, waive or terminate the Stockholder Agreement; and during such period Kmart has further agreed not to, and to cause its affiliates not to, (1) acquire in excess of 1% of the outstanding Rite Aid Common Stock or other voting securities of Rite Aid, aside from stock acquired pursuant to the Merger, (2) participate in a proxy solicitation with respect to any Rite Aid voting securities or participate in, or otherwise seek to influence, any election contest with respect to Rite Aid,
          (3) join any group which seeks to acquire beneficial ownership of voting securities of Rite Aid, affect control of Rite Aid, or circumvent any provision of the Stockholder Agreement, (4) otherwise act to influence the Board, management, or policies of Rite Aid, or (5) make any communication designed to compel Rite Aid to make a public announcement with respect to any of the foregoing provisions of Subsection 4(c).

                    Appendix A to the Stockholder Agreement governs registration rights relating to the Rite Aid Common Stock acquired by Kmart pursuant to the Merger. Section 4 of Appendix A governs demand registration rights of the Rite Aid Common Stock, pursuant to which Kmart has requested, in a letter dated December 16, 1996 (the "Registration Request"), that Rite Aid register with the SEC all of the 6,904,764 shares of Rite Aid Common Stock acquired by Kmart pursuant to the Merger. In accordance with the requirements contained in Section 4, the Registration Request further specified that the registration be in the form of a Shelf Registration using a Registration Statement on Form S-3. Rite Aid's obligations under
          Section 4 are subject to certain enumerated limitations not applicable to the Registration Request. In addition to the demand rights, Kmart was also granted piggyback rights, as more fully described in Appendix A.

                    The foregoing summaries of the Stockholder
          Agreement and Appendix A thereto, the Pledge Agreement and the Registration Request do not purport to be complete descriptions of those documents, and are qualified by reference to the actual documents which are filed as exhibits hereto.

                    Except as described above or otherwise disclosed herein, Kmart is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to the Rite Aid Common Stock or other securities of Rite Aid.

          Item 7.   Material to be Filed as Exhibits.

               1. Stockholder Agreement, dated as of October 13, 1996, by and between Rite Aid, Kmart and joined in by certain Individual Stockholders (incorporated by reference to Exhibit 2.3 to Rite-Aid's Form S-4 filed October 24, 1996 (File No. 33-314759)).

               2. Trust Agreement, dated as of June 17, 1996, among Kmart, the Subsidiaries of Kmart parties thereto and the Trustees (incorporated by reference to Exhibit F to the Credit Agreement filed as an exhibit to Kmart's Current Report on Form 8-K filed July 18, 1996 (File No. 001-00327)).

               3.   Securities Pledge Agreement, dated as of June
          17, 1996, among Kmart, certain of the Subsidiaries of Kmart parties thereto and the Trustees.

               4.   Letter to Rite Aid from Kmart, dated December
          16, 1996, requesting that Rite Aid register with the SEC on Form S-3 all shares of Rite Aid Common Stock acquired by Kmart pursuant to the Merger.


                                   SIGNATURE

                    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

          Dated:  December 20, 1996

                                             KMART CORPORATION

                                             By: /s/ Michael J. Viola
                                                 ____________________
                                                NAME:  Michael J. Viola
                                                TITLE: Vice President and
                                                       Treasurer


                                  SCHEDULE I

                      DIRECTORS AND EXECUTIVE OFFICERS OF

                               KMART CORPORATION

          Unless otherwise indicated, the business address of directors and executive officers is 3100 West Big Beaver Road, Troy, New York 48084 and all directors and executive officers are citizens of the United States of America. An asterisk indicates that a person is a director.

           Name and                       Principal Occupation
           Address                        Or Employment

           James B. Adamson*              Chairman and Chief
           Flagstar Companies, Inc.       Executive Officer,
           203 East Main Street           Flagstar Companies, Inc.
           Spartanburg, SC 29319

           Lilyan H. Affinito*            Director, Caterpillar,
           870 United Nations Plaza       Inc., Chrysler Corp.,
           Apt. #16-B                     Jostens Inc., Lillian
           New York, NY 10017             Vernon Corp., New England
                                          Telephone Company and New
                                          York Telephone Company
                                          (subsidiaries of NYNEX
                                          Corp.) and Tambrands,
                                          Inc.

           Stephen F. Bollenbach*         President and Chief
           Hilton Hotels Corporation      Executive Officer, Hilton
           9336 Civic Center Drive        Hotels Corp.
           Beverly Hills, CA 90210

           Lawrence E. Carlson            Vice President, Real
                                          Estate Market Strategy

           Joseph A. Califano, Jr.*       Chairman and President,
           National Center on Addiction   National Center on
           and Substance Abuse at         Addiction and Substance
           Columbia University            Abuse at Columbia
           152 West 57th St.              University
           12th Floor
           New York, NY 10019

           Dennis V. Carter               Vice President, Food,
                                          Super Kmart Centers
           James P. Churilla              Vice President, Real
                                          Estate Finance

           William N. Anderson            Senior Vice President and
                                          General Merchandise
                                          Manager-Hardlines

           Richard G. Cline*              Chairman, Hawthorn
           Hawthorn Investors, Inc.       Investors, Inc.
           201 Naperville Road
           Wheaton, IL 60187

           Joseph J. Collins              Senior Vice President,
                                          Logistics and Vendor
                                          Administration
           Warren Cooper                  Executive Vice President,
                                          Human Resources and
                                          Administration

           Larry C. Davis                 Vice President,
                                          Advertising

           Willie D. Davis*               President, All Pro
           All Pro Broadcasting           Broadcasting, Inc.
           161 North LaBrea Avenue
           Inglewood, CA 90301

           Enrique C. Falla*              Vice President, The Dow
           600 Grape Tree Drive           Chemical Company
           Apt. #4BS
           Key Biscayne, FL 33149

           Joseph P. Flannery*            Chairman of the Board,
           Uniroyal Holding, Inc.         President and Chief
           70 Great Hill Road             Executive Officer,
           Naugatuck, CT 06770            Uniroyal Holding, Inc.

           Warren Flick*                  President and Chief
                                          Operating Officer, U.S.
                                          Kmart Stores
           Ronald J. Floto                Executive Vice President
                                          and President, Super
                                          Kmart Centers

           Andrew A. Giancamilli          Senior Vice President,
                                          General Merchandise
                                          Manager-Consumables and
                                          Commodities

           G. William Gryson, Jr.         Vice President, Special
                                          Projects
           David R. Fielding              Vice President and
                                          Merchandise Controller

           Larry J. Foster                Vice President, Field
                                          Human Resources

           Floyd Hall*                    Chairman of the Board,
                                          President and Chief
                                          Executive Officer
           Paul J. Hueber                 Senior Vice President,
                                          Store Operations

           Shawn M. Kahle                 Vice President, Corporate
                                          Affairs

           Cecil B. Kearse                Vice President,
                                          Merchandise Presentation
                                          and Communication
           Donald W. Keeble               Executive Vice President,
                                          Store Operations

           Robert D. Kennedy*             Retired Chairman of the
           Union Carbide Corporation      Board and Chief Executive
           Section E-4                    Officer, Union Carbide
           39 Old Ridgebury Road          Corp.
           Danbury, CT 06817

           Nancie W. LaDuke               Vice President and
                                          Secretary

           Michael T. Macik               Vice President,
                                          Headquarters and
                                          Distribution Center Human
                                          Resources
           David R. Marsico               Vice President, Super
                                          Kmart Centers

           Harold Meeth III               Vice President, Design
                                          and Construction

           Douglas M. Meissmer            Vice President, Central
                                          Region
           J. Richard Munro*              Chairman of the Executive
           Time Warner Inc.               Committee of Time Warner
           300 First Stamford Place       Inc.
           Stamford, CT 06902

           Donald E. Norman               Senior Vice President,
                                          Chief Information Officer

           Ernest L. Heether              Senior Vice President,
                                          Merchandise Planning and
                                          Replenishment
           Lorrence T. Kellar             Vice President, Real
                                          Estate

           Jerry J. Kuske                 Vice President and
                                          General Merchandise
                                          Manager-Health and Beauty
                                          Care/Pharmacy

           William C. Najdecki            Vice President,
                                          Controller
           Robin B. Smith*                President and Chief
           Publishers Clearing House      Executive Officer,
           382 Channel Drive              Publishers Clearing House
           Port Washington, NY 11050

           Anthony N. Palizzi             Executive Vice President,
                                          General Counsel

           Peter J. Palmer                Vice President, Labor
                                          Relations and Assistant
                                          General Counsel
           Marvin P. Rich                 Executive Vice President,
                                          Strategic Planning,
                                          Finance and
                                          Administration

           William D. Underwood           Senior Vice President,
                                          Global Sourcing

           John S. Valenti                Vice President, Southern
                                          Region
           Michael J. Viola               Vice President and
                                          Treasurer

           Thomas W. Watkins              Senior Vice President,
                                          International and Off-
                                          Shore Retailing

           William P. Weber*              Vice Chairman, Texas
           Texas Instruments              Instruments Incorp-
             Corporation                  orated
           13510 North Central
             Expressway, MS236
           Dallas, TX 75243

           James O. Welch, Jr.*           Director, TECO Energy,
           200 Deforest Avenue            Inc. and Vanguard Group
           East Hanover, NJ 07936         of Investment Companies

           Martin E. Welch III            Senior Vice President and
                                          Chief Financial Officer

           Stephen M. Ross                Senior Vice President,
                                          General Merchandise
                                          Manager-Softunes
           E. Anthony Vaal                Vice President, Far East
                                          Operations